AUDITORS’ REPORT EX SECTION 2:328, SUBSECTION 2 OF THE NETHERLANDS CIVIL CODE
Introduction

We have examined the information provided by management in conformity with section 2:327 of The Netherlands Civil Code, as included in the notes to the proposal dated 31 October 2005 for the merger between Shell Petroleum N.V. (acquiring company), The Hague, and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (disappearing company), The Hague.
This information is the responsibility of the companies’ management. Our responsibility is to issue an audit report as referred to in section 2:328 subsection 2 of the Netherlands Civil Code.
Scope

We conducted our examination in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform our examination to obtain reasonable assurance about whether the information provided by management included in the notes is in conformity with the requirements as referred to in section 2:327 of the Netherlands Civil Code. We believe that our examination provides a reasonable basis for our opinion.
Opinion

In our opinion the information provided by management, as included in the notes to the merger proposal, is in conformity with the relevant requirements in respect of the following matters:
•	the method(s) for determining the share exchange ratio;

•	the suitability of these method(s);

•	the results of these method(s);

•	the generally acceptability in the Netherlands of the relative weight of the method(s) used in the valuation;

•	the difficulties that have arisen with the valuation and determination of the exchange ratio.
This report is intended solely for the use in respect of the proposed transaction and may not be used for any other purpose.
Rotterdam, 31 October 2005
Ernst & Young Accountants